SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

For the Coupon Period ending August 19, 1999

               Westpac Securitisation Management Pty Limited
               ---------------------------------------------
              (Translation of registrant's name into English)

           Level 4, 60 Martin Place, Sydney, NSW 2000, Australia
           -----------------------------------------------------
                           (Address of principal
                             executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  __X__       Form 40-F  _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes  _____      No   __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________.






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

                                            NOTEHOLDERS REPORT - SERIES 1999-1G WST TRUST

Date of Report - Determination Date                           13-Aug-99

Housing Loan Collection Period                                01-Apr-99                    to                        09-Aug-99
                                                             (inclusive)                                            (inclusive)

Days in Collection Period                                        131

Coupon Period                                                 13-May-99                    to                        19-Aug-99
                                                             (inclusive)                                            (exclusive)

Days in Coupon Period                                             98

3 month BBSW at beginning of coupon period                     4.8523%              3 month USD-LIBOR                 5.00435%

Foreign Exchange Rate                                           0.6550

Available Income                                                  31,221,254.94
Total Available Funds                                             33,963,066.52
Accrued Interest Adjustment                                       12,848,465.01
Redraws Made This Period                                          37,255,372.29
Redraw Shortfall                                                           0.00
Redraw Facility Draw                                                       0.00
RFS Issued This Period                                                     0.00
Trust Expenses                                                       938,099.61
Total Payments                                                    33,963,056.52
Payment Shortfall                                                  2,741,801.58
Principal Draw This Period                                         2,741,801.58
Total Principal Draws Outstanding                                  2,741,801.58
Gross Principal Collections                                      146,630,718.40
Principal Collections                                            109,375,346.11
Excess Available Income                                                    0.00
Excess Collections Distribution                                            0.00
Liquidity Shortfall                                                        0.00
Liquidity Net Draw / (Repayment) this period                               0.00
Remaining Liquidity Shortfall                                              0.00
Liquidation Loss                                                           0.00
Principal Charge Offs                                                      0.00
Prepayment Benefit Shortfall                                               0.00
Average Daily Balance for Qtr                                     1,312,767,960
Subordinated Percentage                                                 2.3882%
Initial Subordinated Percentage                                         2.4400%
Average Quarterly Percentage                                            0.0000%

                 Reuters Information                       Principal/100,000        Coupon/100,000

                                Class A          0.00                7,901.9088    1,416.7397 usd/100.000
                                Class B          0.00                    0.0000       147.1960 aud/10.000

Stated Amount - AUD Equivalent                              Percentage              Forex Percentage             Chargeoffs
                      Class A        1,242,832,104.32                 97.61183%                   1.00000
                      Class B           33,750,000.00                  2.38817%
                      RFS                        0.00                                             0.00000
                                                                                                  100.00000%
                 TOTAL               1,276,582,104.32                100.00000%


Stated Amount - USD                                                                    Bond Factor
                      Class A          814,055,028.33                                           0.9209809           0.00
                      Class B           22,106,250.00                                           1.0000000           0.00
                      RFS                        0.00                                                               0.00

                  TOTAL                836,161,278.33                                           0.9229090           0.00


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


                                            $A

Scheduled Principal                       12,425,949
Unscheduled Principal                     96,890,848
                                     ---------------
Principal Collections                    109,316,797
                                     ---------------

Fixed Interest Rate Housing Loan         303,520,152
Variable Rate Housing Loans              970,320,151
                                       1,273,840,303



                                               WST TRUST SERIES 1999-1G
                                                DELINQUENCY STATISTICS

                                    Collection Period Ended:                    August 9, 1999
--------------------------------------------------------------------------------------------------------------------------
                     Number           Current Balance           Instalment             % by               % by
                     of Loans         Outstanding               Amount                 Number             Balance
                                      (A$)                      (A$)
--------------------------------------------------------------------------------------------------------------------------
    Current          11,310           1,182,067,743.88          8,568,978              93.29%            92.80%

    1-29                749              84,011,167.97            583,018               6.18%             6.60%
    Days

    30-59                46               5,655,105.54             38,420               0.38%             0.44%
    Days

    60-89                13               1,331,765.56              9,544               0.11%             0.10%
    Days

    90-119                5                 739,519.79              5,192               0.04%             0.06%
    Days

    120-149               1                  35,000.00                232               0.01%             0.00%
    Days

    150-179               0                       0.00               0.00               0.00%             0.00%
    Days

    180+                  0                       0.00               0.00               0.00%             0.00%
    Days
--------------------------------------------------------------------------------------------------------------------------
    Total            12,124           1,273,840,302.74          9,205,384             100.00%           100.00%
--------------------------------------------------------------------------------------------------------------------------



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



    Other Events

    On May 13, 1999, Westpac Securities Administration Limited, in its capacity as Issuer Trustee (the "Issuer Trustee") of the Series 1999-1G WST Trust (the "Trust"), publicly issued U.S.$883,900,000 of Class A Mortgage Backed Floating Rate Notes due May 19, 2030 (the "Notes") pursuant to a registration statement (No. 333-64199) declared effective on May 5, 1999. The joint lead managers for the issuance of the Notes were J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Westpac Banking Corporation. Westpac Banking Corporation paid the underwriters a fee of U.S.$1,325,850 in connection with the sale of the Notes. Westpac Banking Corporation also paid general transaction expenses, estimated to be U.S.900,561.20. The net proceeds from the sale of the Notes, which amounted to U.S.883,900,000, were used by the Issuer Trustee to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Westpac
    Banking Corporation and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Series 1999-1G WST Trust, by the undersigned, thereunto duly authorized.


                                  Westpac Securitisation Management Pty
                                  Limited, as Trust Manager for the Series
                                  1999-1G WST Trust,
                                  ----------------------------------------
                                  (Registrant)



    Dated: August 19, 1999        By:  /s/ Lewis E. Love
                                     -------------------------------------
                                  Name:  Lewis E. Love
                                       -----------------------------------
                                  Title:  Director and Secretary
                                        ----------------------------------





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